Exhibit 99.1

NEWS RELEASE – INSIDE AND REGULATED INFORMATION August 2, 2022, 4:00PM EDT / 22:00 CET

Mdxhealth Acquires Oncotype DX® GPS Prostate Cancer Business

from Exact Sciences
and Reports Preliminary Half Year 2022 Results

●	Solidifies leadership in the precision diagnostics urology market

●	Provides the most comprehensive menu of advanced molecular tests for urology in prostate cancer

●	Enhances scale with best-in-class commercial channel into urology community

●	Exact Sciences to take portion of initial payment in common stock of mdxhealth

●	Raising previously issued FY 2022 mdxhealth revenue guidance to $27-29 million

●	Including Oncotype DX GPS, mdxhealth now projected to deliver $40-42 million in revenue in FY 2022

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Conference Call and Webcast Today at 4:30PM ET/ 10:30PM CET

IRVINE, CA, and HERSTAL, BELGIUM – August 2, 2022 – MDxHealth SA (NASDAQ/Euronext: MDXH) (“mdxhealth” or the “Company”), a commercial-stage precision diagnostics company, today announced it has entered into an asset purchase agreement with Genomic Health, Inc., a subsidiary of Exact Sciences Corporation (“Exact Sciences”), to acquire the Oncotype DX® GPS (Genomic Prostate Score®) test from Exact Sciences along with most of its team of urology sales and marketing professionals. This addition further solidifies the Company’s leadership in the precision diagnostics urology market. Additionally, the Company reported strong preliminary financial results for the half year ended June 30, 2022 and raised its current full year 2022 revenue guidance.

Michael McGarrity, CEO of mdxhealth, commented: “We are excited to announce this transformational acquisition of Oncotype DX GPS, a broadly commercialized and clinically validated test available today across the urology community, expanding mdxhealth’s current menu of tests targeted into urology and prostate cancer and reflecting our strategy to generate sustainable growth. After discussions with the Exact Sciences team, it became clear to both companies the substantial value we could unlock by adding the Oncotype DX GPS test to mdxhealth’s molecular test menu of Select mdx and Confirm mdx as well as our newly launched advanced molecular test for urinary tract infections (UTIs). We look forward to welcoming Exact Sciences’ Oncotype DX GPS prostate commercial team to mdxhealth, increasing our commercial footprint and providing this newly expanded sales team with a broader, highly complementary offering of precision diagnostic tests to better serve our combined customers in urology.

“We also believe this acquisition positions mdxhealth as one of the leaders in the urology and prostate cancer space with one of the most comprehensive menus of precision diagnostics. Our expanded menu provides clear and clinically actionably results to guide both patients and clinicians through the complex and often confounding prostate cancer diagnostic pathway.”

Kevin Conroy, Chairman and CEO of Exact Sciences commented: “We believe the mdxhealth team is well positioned to serve patients and customers in the urology space. Adding the Oncotype DX GPS test and technology to their comprehensive urology test menu will provide an enhanced experience and more information to help patients and health care providers navigate a prostate cancer diagnosis.”

Transaction Details

Acquisition of the Oncotype DX GPS Prostate Cancer Business

Under the terms of the asset purchase agreement, mdxhealth acquired the Oncotype DX GPS prostate cancer business of Exact Sciences for an aggregate purchase price of up to $100 million, of which an amount of $25 million was paid in cash and an amount of $5 million will be settled through the delivery of 691,171 American Depositary Shares (“ADSs”) of the Company, at a price per ADS of $7.23. Following the closing, which took place today, an additional aggregate earn-out amount of up to $70 million is to be paid by mdxhealth to Exact Sciences upon achievement of certain revenue milestones related to fiscal years 2023 through 2025, with the maximum earn-out payable in relation to 2023 and 2024 not to exceed $30 million and $40 million, respectively. At the option of mdxhealth, the earn-out amounts can be settled in cash or through the issuance of additional ADSs of the Company (valued in function of a volume weighted average trading price of the Company’s shares at the end of the relevant earn-out period) to Exact Sciences, provided that the aggregate number of shares representing the ADSs held by Exact Sciences shall not exceed more than 5% of the outstanding shares of mdxhealth.

Debt Financing of the Acquisition

Mdxhealth has financed the acquisition in part through a $35 million loan and security agreement with an affiliate of Innovatus Capital Partners, LLC (“Innovatus”), which loan also replaces the Company’s existing EUR 9 million debt facility with Kreos Capital. Furthermore, at the option of the Company, an additional $35 million can be drawn from Innovatus, consisting of a $20 million term B loan and a $15 million term C loan, that can be drawn in 2024 and 2025 respectively, subject to certain conditions. The loans are secured by assets of the Company, including intellectual property rights. Remaining proceeds of the loans will be used for working capital purposes and to fund general business requirements.

The loans accrue interest at a floating per annum rate equal to the sum of (a) the greater of (i) the prime rate published in The Wall Street Journal in the “Money Rates” section or (ii) 4.00%, plus (b) 4.25%, and require interest-only payments for the initial four years. At the election of the Company, a portion of the interest may be payable in-kind by adding an amount equal to 2.25% of the outstanding principal amount to the then outstanding principal balance on a monthly basis until August 2, 2025. The loans mature on August 2, 2027. The lenders shall have the right to convert, prior to August 2, 2025, up to 15% of the outstanding principal amount of the loans into ADSs of the Company at a price per ADS equal to $11.21, reflecting a substantial premium to the trading price prior to the announcement of the acquisition. Amounts converted into ADSs of the Company will be reduced from the principal amount outstanding under the loan. Notable fees payable to Innovatus consist of a facility fee equal to 1% of the total loan commitment, due on the funding date of the relevant loans, and an end-of-loan fee equal to 5% of the amount drawn, payable upon final repayment of the relevant loans. As part of the new funding, the Company’s debt facility with Kreos for an outstanding principal amount of EUR 9 million will be repaid in cash, except that the Company also agreed that the outstanding amount of the Kreos discretionary convertible debt (being EUR 382,500, which is part of the EUR 9 million loan) will be converted into new shares of the Company or repaid in cash.

Advisors

Jefferies LLC acted as sole financial advisor and Foley Hoag acted as lead legal counsel to mdxhealth for the acquisition; Baker McKenzie acted as lead legal counsel to mdxhealth for the debt facility.

First Half 2022 Preliminary Financial Results and FY 2022 Guidance

“Our focus on execution and growth as well as operating discipline, coupled with the early stages of patient flow returning from the impact of the pandemic, generated revenue of $13.0 million for the first half of 2022, an increase of 21% as compared to the first half of 2021.” concluded Mr. McGarrity.

●	For Q2-2022, the Company generated revenue of $6.9 million representing an increase of 22% over Q2-2021, and H1-2022 revenue of $13.0 million representing 21% growth over H1-2021

●	The Company is increasing its revenue guidance for existing mdxhealth business to $27-29 million for FY 2022, up from previous revenue guidance of $25-27 million for FY 2022, representing anticipated growth of 21%-30% over full year 2021 revenue of $22.2 million

●	The Company is increasing its total FY 2022 revenue guidance to $40-42 million, up approximately 80%-89% above full year 2021 revenues, inclusive of $13 million in expected revenue for the acquired Oncotype DX GPS business over the August to December 2022 period

●	The Company ended the second quarter dated June 30, 2022, with a cash and cash equivalents balance of $40.0 million

●	The Company will report full first half results as scheduled on August 25, 2022

Conference Call

Michael K. McGarrity, Chief Executive Officer, and Ron Kalfus, Chief Financial Officer, will host a conference call and Q&A session today at 4:30PM ET / 10:30PM CET. The call will be conducted in English and a replay will be available for 30 days.

To participate in the conference call, please select your phone number below and use the Conference ID:  8001522.

United States: 800-289-0720

International: 323-701-0160

Belgium: 0800 38557

The Netherlands: 0800 020 2591

United Kingdom: 0800 279 6877

Webcast: https://viavid.webcasts.com/starthere.jsp?ei=1560820&tp_key=d3e04434c4

To ensure a timely connection, it is recommended that users register at least 10 minutes prior to the scheduled start time.

About mdxhealth®

Mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular diagnostic information to personalize the diagnosis and treatment of cancer. The Company’s tests are based on proprietary genetic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis of urologic cancers and prognosis of recurrence risk. The Company’s European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands, and U.S. headquarters and laboratory operations based in Irvine, California, with additional laboratory operations in Plano, Texas. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

About Exact Sciences Corporation

A leading provider of cancer screening and diagnostic tests, Exact Sciences relentlessly pursues smarter solutions providing the clarity to take life-changing action, earlier. Building on the success of the Cologuard® and Oncotype® tests, Exact Sciences is investing in its product pipeline to support patients before and throughout their cancer diagnosis and treatment. Exact Sciences unites visionary collaborators to help advance the fight against cancer. For more information, please visit the company’s website at www.exactsciences.com, follow Exact Sciences on Twitter @ExactSciences, or find Exact Sciences on Facebook.

About Innovatus Capital Partners, LLC

Innovatus Capital Partners, LLC, is an independent adviser and asset management firm with approximately $1.7B in assets under management. Innovatus adheres to an investment strategy that identifies disruptive and growth opportunities across multiple asset categories with a unifying theme of capital preservation, income generation, and upside optionality. The firm has a dedicated team of life sciences investment professionals with deep experience in healthcare, including life sciences. Innovatus and its principals have significant experience providing debt financing to medical device, diagnostics, and biotechnology companies that address unmet medical needs, improve patient outcomes, and reduce overall healthcare expenditures. To date Innovatus Life Sciences Strategy has made over $1.1B in capital commitments for debt and equity support. Further information can be found at www.innovatuscp.com.

For more information:

mdxhealth

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1-949-271-9223

ir@mdxhealth.com

Important information

This press release includes forward-looking statements with respect to the anticipated future performance of mdxhealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding the acquisition of Oncotype DX® GPS prostate cancer business from Exact Sciences including statements regarding the anticipated benefits of the acquisition; statements regarding expected future operating results; statements regarding product development efforts; and statements regarding our strategies, positioning, resources, capabilities and expectations for future events or performance. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, but are not limited to, risks related to potential disruptions in our operations due to the conflict between Russia and Ukraine; risks and uncertainties associated with the coronavirus (COVID-19) pandemic, including its possible effects on our operations, and the demand for our products; risks related to the acquisition of the Oncotype DX® GPS prostate cancer business; risks related to our ability to successfully and profitably market our products; risks and uncertainties related to the acceptance of our products and services by healthcare providers; risks and uncertainties related to the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; and risks and uncertainties related to the amount and nature of competition for our products and services. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if our results, performance or achievements are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this release. mdxhealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation.

This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of mdxhealth in any jurisdiction. No securities of mdxhealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, and Genomic Prostate Score are trademarks or registered trademarks of MDxHealth SA. Oncotype DX and Exact Sciences are trademarks of Exact Sciences Corporation. All other trademarks and service marks are the property of their respective owners.

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